EXHIBIT 99.2

INTER-PACIFIC ARTS CORP. AND AFFILIATE

TABLE OF CONTENTS

PAGE

COMBINED FINANCIAL STATEMENTS:

Combined Balance Sheets as of September 30, 2008 (Unaudited) and December 31, 2007	2
Combined Statements of Operations for the Nine Months Ended September 30, 2008 and 2007 (Unaudited)	3
Combined Statements of Cash Flows for the Nine Months Ended September 30, 2008 and 2007 (Unaudited)	4
Notes to Combined Financial Statements (Unaudited)	5 - 10

INTER-PACIFIC ARTS CORP. AND AFFILIATE
COMBINED BALANCE SHEETS

	September 30, 2008 (Unaudited)	December 31, 2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$578,000	$149,000
Accounts receivable, net of allowance for doubtful accounts of zero in 2008 and 2007	579,000	147,000
Inventory	776,000	215,000
Prepaid expenses	48,000	―
Related party receivable	655,000	504,000
Other current assets	26,000	55,000
TOTAL CURRENT ASSETS	2,662,000	1,070,000

FIXED ASSETS, net of accumulated depreciation	748,000	670,000

LAND USE RIGHT, net of accumulated amortization	519,000	534,000

TOTAL ASSETS	$3,929,000	$2,274,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$709,000	$338,000
Related party payable	265,000	―
Accrued expenses	57,000	52,000
TOTAL CURRENT LIABILITIES	1,031,000	390,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock, $1.00 par value, 50,000 shares authorized, 50,000 issued and outstanding in 2008 and 2007, respectively	50,000	50,000
Additional paid in capital	1,397,000	1,397,000
Accumulated other comprehensive income	42,000	28,000
Retained earnings	1,409,000	409,000
Total stockholders’ equity	2,898,000	1,884,000
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,929,000	$2,274,000

See accompanying notes to combined financial statements.

INTER-PACIFIC ARTS CORP. AND AFFILIATE
COMBINED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
(Unaudited)

	For the Nine Months Ended September 30,
	2008	2007

REVENUES	$5,066,000	$4,435,000
COST OF REVENUES	3,264,000	2,567,000
GROSS PROFIT	1,802,000	1,868,000

OPERATING EXPENSES
Selling, general and administrative expenses	799,000	695,000
Total operating expenses	799,000	695,000

INCOME FROM OPERATIONS	1,003,000	1,173,000

OTHER INCOME (EXPENSE)
Interest income	―	1,000
Interest expense	(2,000)	(1,000)
Total other expense	(2,000)	―

INCOME BEFORE INCOME TAXES	1,001,000	1,173,000
Income taxes	2,000	2,000

NET INCOME	999,000	1,171,000

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation income (loss)	14,000	(5,000)

COMPREHENSIVE INCOME	$1,013,000	$1,166,000

See accompanying notes to combined financial statements.

INTER-PACIFIC ARTS CORP. AND AFFILIATE
COMBINED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Nine Months Ended September 30,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$999,000	$1,171,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	76,000	62,000
(Increase) decrease in:
Accounts receivable	(417,000)	27,000
Inventory	(557,000)	164,000
Related party receivable	(151,000)	(71,000)
Prepaid expenses and other current assets	(27,000)	(449,000)
Increase (decrease) in:
Accounts payable	348,000	(167,000)
Related party payable	251,000	725,000
Accrued expenses	4,000	174,000
Net cash provided by operating activities	526,000	1,636,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to fixed assets	(97,000)	(1,000)
Net cash used in investing activities	(97,000)	(1,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of dividends	―	(991,000)
Net cash used in financing activities	―	(991,000)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	―	(6,000)

NET DECREASE IN CASH AND CASH EQUIVALENTS	429,000	638,000
CASH AND CASH EQUIVALENTS, Beginning of period	149,000	279,000
CASH AND CASH EQUIVALENTS, End of period	$578,000	$917,000

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest	$—	$—
Income taxes	$2,000	$2,000

See accompanying notes to combined financial statements.

INTER-PACIFIC ARTS CORP. AND AFFILIATE
NOTES TO COMBINED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(Unaudited)

Note 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Inter-Pacific Arts Corp. (“IPA BVI”), a British Virgin Islands international company formed in 2003, and Guangzhou Inter-Pacific Arts Corp. (“IPA China”), (collectively, “the Company”, “we” or “us” ) specialize in manufacturing and selling high quality, copyrighted, framed artwork to retail stores.  The Company manufactures its artwork in the People’s Republic of China (“PRC’) and sells its product within China and worldwide.  The Company also has a license to cultivate Giant King Grass – a natural hybrid non-genetically modified perennial livestock feed as well as a feedstock for biofuel production.

Basis of Presentation - The accompanying combined financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) for financial information.  In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All significant intercompany accounts and transactions have been eliminated in combination. Certain reclassifications have been made to the September 30, 2007 combined financial statements in order to conform to the September 30, 2008 combined financial statement presentation.

Principles of Combination - IPA China, a Chinese wholly owned foreign enterprise registered in Guangdong province of the PRC, is an affiliated company in which the Company’s sole shareholder owns a 100% controlling voting interest, and is accounted for in a manner similar to the pooling of interest method of accounting.  Under this method, financial statements of entities under common control are combined for all periods presented. Transactions between IPA BVI and IPA China are eliminated in combination.

Fiscal Year End - The Company’s fiscal year ends December 31.

Use of Estimates in the Preparation of the Financial Statements - The preparation of financial statements, in conformity with United States GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments, purchased with an original maturity of three months or less, to be cash equivalents.

Concentration of Credit Risk - The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of cash equivalents, accounts receivable and related party receivable. The Company maintains all of its cash accounts with high credit quality institutions. Such balances with any one institution may exceed FDIC insured limits.

Accounts Receivable Allowance for Doubtful Accounts - The allowance for doubtful accounts relates to specifically identified receivables that are evaluated individually for collectability.  We determine a receivable is uncollectible when, based on current information and events, it is probable that we will be unable to collect amounts due according to the original contractual terms of the receivable agreement, without regard to any subsequent restructurings. Factors considered in assessing collectability include, but are not limited to, a customer’s extended delinquency, requests for restructuring and filings for bankruptcy.  There is one customer of the Company that accounts for 81% and 71% of the Company’s revenues for the nine months ended September 30, 2008 and 2007, respectively.

Inventory – Inventory is stated at the lower of cost or market.  Cost is determined using the average cost method.  Market is determined using net realizable value.  The Company writes down its inventory for estimated obsolescence, excess quantities and other factors in evaluating net realizable value.  All inventory on the balance sheet as of December 31, 2007 and 2006 is raw materials.

Property and Equipment - Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for maintenance and repairs are expensed as incurred; additions, renewals and betterments are capitalized.  When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations.  Depreciation of property and equipment is provided using the straight-line method for substantially all assets and estimated lives ranging from 5 to 30 years as follows:

Building	20 to 30 years
Machinery and equipment	10 years
Office equipment	5 years
Vehicles	5 years

Land Use Right – All land in the PRC is government owned and cannot be sold to any individual or company.  IPA China acquired land use right for the land occupied by its manufacturing facility during 2005 for RMB 5,000,000 or approximately $605,000.  The land lease contract is for a period of 30 years.  Accordingly, the land use right is being amortized on the straight-line method over a period of 30 years.

Fair Value of Financial Instruments - The recorded value of accounts receivables, accounts payable and accrued expenses approximate their fair values based on their short-term nature. The recorded values of long-term debt and liabilities approximate fair value.

Income Taxes– The Company utilizes Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The statutory corporate income tax rate for foreign enterprises in the PRC is 24% for 2007 and 2006.  For the years ending December 31, 2006, 2007 and 2008, respectively, IPA China was eligible for a reduced income tax at 50% of the normal income tax rate.  Beginning January 1, 2009, IPA China will be subjected to the normal income tax rate.

IPA BVI is a British Virgin Islands international company and not subject to any United States income taxes.

The Company does not have any deferred tax assets or liabilities recorded for the periods covered by the accompanying financial statements.

Revenue Recognition – IPA has generated revenues to date on product revenue shipments.  In accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”), IPA recognizes product revenue provided that (1) persuasive evidence of an arrangement exists, (2) delivery to the customer has occurred, (3) the selling price is fixed or determinable and (4) collection is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. The price is considered fixed or determinable when it is not subject to refund or adjustments. Our standard shipping terms are freight on board shipping point.  Some of the Company’s products are sold in the PRC and are subject to Chinese value-added tax. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing their finished product.  Revenue is recorded net of VAT taxes.

Cost of Goods Sold – Cost of goods sold consists primarily of material costs, employee compensation, depreciation and related expenses, which are directly attributable to the production of products.  Any write-down of inventory to lower of cost or market is also recorded in cost of goods sold.

Foreign Currency Translation and Comprehensive Income (Loss) – IPA China’s functional currency is the Renminbi (“RMB”).  For financial reporting purposes, RMB has been translated into United States dollars ("USD") as the reporting currency.   Assets and liabilities are translated at the exchange rate in effect at the balance sheet date.  Revenues and expenses are translated at the average rate of exchange prevailing during the reporting period.   Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders' equity as "Accumulated other comprehensive income".  Gains and losses resulting from foreign currency transactions are included in income. There has been no significant fluctuation in exchange rate for the conversion of RMB to USD after the balance sheet date.  The sales of IPA are in USD.

Segment Reporting and Geographic Information – SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.  At September 30, 2008 and 2007 and for the nine months then ended, all of the Company's operations are conducted in one industry segment, the Consumer Products segment which specializes in manufacturing and selling high-quality, copyrighted, framed artwork to retail stores.  In the future, the Company expects to incur revenue and expenses in a Grass segment, through its growing, harvesting and selling of its Giant King Grass as a livestock feed as well as a feedstock for biofuel production.  From a geographic standpoint, all of the Company’s revenues for the nine months ended September 30, 2008 and 2007 are to customers in the United States.  All identifiable assets at September 30, 2008 and December 31, 2007 are in the Asia/Pacific region.

NOTE 2 — FIXED ASSETS

Fixed assets are comprised of the following at September 30, 2008 and December 31, 2007, respectively:

	September 30, 2008 (Unaudited)	December 31, 2007

Building	$585,000	$585,000
Machinery and equipment	179,000	179,000
Office equipment	69,000	69,000
Vehicles	180,000	41,000
Total property and equipment	1,013,000	874,000
Less: Accumulated depreciation	265,000	204,000
Fixed assets, net	$748,000	$670,000

Depreciation expense was $61,000 and $47,000 for the nine months ended September 30, 2008 and 2007, respectively.

NOTE 3 — LAND USE RIGHT

Land use right is composed of the following at September 30, 2008 and December 31, 2007, respectively:

	September 30, 2008 (Unaudited)	December 31, 2007

Land use right	$605,000	$605,000
Less: Accumulated amortization	86,000	71,000
Land use right, net	$519,000	$534,000

Amortization expense was $15,000 for each of the nine months ended September 30, 2008 and 2007, respectively.  The amortization expense for the next five years will be $20,000 in each year.

NOTE 4 — RELATED PARTIES

Included in the Company’s Combined Balance Sheets at September 30, 2008 and December 31, 2007, respectively, are Related Party Receivables and Related Party Payables.  The Related Party Receivables represents amounts due to IPA BVI from Sung Chang, the Company’s owner and from JJ International, a company owned by Sung Chang that operates separately.  The Related Party Payable represents amounts due to Sung Chang by IPA China.

The following table represents a summary of Related Party Receivables at September 30, 2008 and December 31, 2007, respectively:

	September 30, 2008 (Unaudited)		December 31, 2007

Due from Sung Chang	$	―	$92,000
Due from JJ International		655,000	412,000
Total		$655,000	$504,000

The following table represents a summary of Related Party Payables at September 30, 2008 and December 31, 2007, respectively.

	September 30, 2008 (Unaudited)	December 31, 2007

Due to Sung Chang	$265,000	$	―

IPA China performs manufacturing services in the PRC for JJ International.  During the nine months ended September 30, 2008 and 2007, respectively, IPA China recorded revenues of $337,000 and $446,000, respectively to JJ International which amounts are included in the Combined Statement of Operations presented.

Note 5 — COMMITMENTS AND CONTINGENCIES

IPA China’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in the North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expenses transactions are denominated in RMB and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

The Company is not party to any legal proceedings at the present time.

Note 6 — FINANCIAL ACCOUNTING DEVELOPMENTS

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133.”  SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  Based on current conditions, the Company does not expect the adoption of SFAS 161 to have a significant impact on its results of operations or financial position.

In April 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, and other GAAP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is currently evaluating the impact of SFAS FSP 142-3, but does not expect the adoption of this pronouncement will have a material impact on its financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.”  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States (the “GAAP hierarchy”).  SFAS 162 will not have an impact on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60.”  The scope of SFAS 163 is limited to financial guarantee insurance (and reinsurance) contracts, as described in this Statement, issued by enterprises included within the scope of Statement 60. Accordingly, SFAS 163 does not apply to financial guarantee contracts issued by enterprises excluded from the scope of Statement 60 or to some insurance contracts that seem similar to financial guarantee insurance contracts issued by insurance enterprises (such as mortgage guaranty insurance or credit insurance on trade receivables). SFAS 163 also does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 163 will not have an impact on the Company’s financial statements.

Note 7 — SUBSEQUENTS EVENTS

On October 21, 2008, the majority shareholder of IPA BVI and IPA China, Sung Hsien Chang, entered into a Securities Purchase Agreement (the "Purchase Agreement") with VIASPACE Green Energy Inc. (“VGE”), a wholly-owned subsidiary of VIASPACE Inc. (“VIASPACE”) and China Gate Technology Co., Ltd., a Brunei Darussalam company ("Licensor").  Under the Purchase Agreement, VGE acquired 100% of IPA and the entire equity interest of IPA China from Chang.  In exchange, VIASPACE agreed to pay approximately $16 million in a combination of cash, and newly-issued shares of VIASPACE and VGE stock.  In addition, VIASPACE issued shares of its common stock to Licensor for Licensor’s license of certain fast growing grass technology to IPA China.

The acquisition will be completed through two closings.  At the first closing which took place on October 21, 2008 (“First Closing”), VGE issued 3,500,000 newly-issued shares to Chang and his designees.  VIASPACE issued 215,384,615 shares of its common stock to Chang and 30,576,007 shares of common stock to Licensor.  Chang delivered 70% of the outstanding common stock of IPA BVI.  The second closing will be held within 240 days after the first closing ("Second Closing").  At the Second Closing, VIASPACE shall pay $4.8 million plus interest to Chang.  Interest on the Cash Consideration shall accrue at 6% for the first six months after the First Closing, and then 18% thereafter.  VIASPACE shall also issue 1.8% of its then outstanding shares of common stock to Licensor.  Chang shall deliver the remaining 30% of the outstanding shares of IPA BVI to VGE.  Chang will also cause IPA China to be a wholly-owned subsidiary of IPA BVI including obtaining all governmental approvals required for such transfer.

VIASPACE and VGE’s obligations to consummate the Second Closing is conditioned upon, among other things, the transfer of the equity of IPA China from Chang to IPA BVI and the execution of the assignment of the right to grow and harvest fast-growing proprietary grasses from Quanzhou Keyi Husbandry Breeding and Planting Co. from Licensor to IPA China.

VGE entered into four separate two-year employment agreements with each of Carl Kukkonen, Sung Chang, Stephen Muzi and Maclean Wang.  Kukkonen would serve as Chief executive Officer, Chang as President, Muzi as Chief Financial Officer and Wang as Managing Director of Grass Development of IPA China.  Kukkonen and Chang would receive a salary of $240,000 per annum, Muzi receives $180,000 per annum and Wang receives $84,000 per annum.  Each of them are entitled to a bonus as determined by the VGE Board of Directors, customary insurance and health benefits, 15 days paid leave per year, and reimbursement for out-of-pocket expenses in the course of his employment.

Under Chang’s employment agreement, VGE will grant him an option to purchase the number shares of its common stock equal to four percent (4%) of VGE’s total outstanding shares as of the Second Closing Date.  The purchase price of the option shares shall be eighty percent (80%) of the fair market value of such common stock as of the Second Closing Date.  The option shall vest over a period of 24 months beginning on the date of the Employment Agreement, with 1/24 of the option shares vesting on the first day of each month that Chang is employed with VGE.

Under Wang’s employment agreement, VGE will grant him an option to purchase the number shares of its common stock equal to four percent (4%) of VGE’s total outstanding shares as of the Second Closing Date.  The purchase price of the option shares shall be eighty percent (80%) of the fair market value of such common stock as of the Second Closing Date.  The option shall vest over a period of 24 months beginning on the date of the Employment Agreement, with 1/24 of the option shares vesting on the first day of each month that Wang is employed with VGE.

In the event that the Second Closing does not occur within 240 days after the First Closing, the Purchase Agreement and each Employment Agreement shall automatically terminate and all stock certificates delivered at First Closing shall be returned.

If the Second Closing does not occur within 240 days although most of VIASPACE’s closing conditions have been satisfied, then Chang may receive additional VGE shares or retain VIASPACE shares as follows: if the VGE stock is listed on a trading market, then VIASPACE shall transfer to Chang all the VGE shares.  If the VGE stock is not listed on a trading market, then Chang shall retain the VIASPACE shares instead of returning them to the Company.

In the event that the Second Closing fails to occur, neither VIASPACE or its affiliates, or any of their directors or officers, shall engage in the grass business in China for a period of three years after the First Closing Date.

During the 75 day period after the First Closing, VGE shall engage an independent auditor acceptable to Chang to perform an audit of the financial records of IPA BVI and IPA China in accordance with federal securities laws.  As of the First Closing, Chang warrants that IPA BVI and IPA China’s cash equivalents (which includes all cash plus accounts receivables less accounts payable) will be $3.0 million.  Any difference between $3.0 million and the actual cash equivalents on the financial records of IPA BVI and IPA China as of the First Closing is a Cash Shortfall.  Chang agrees to deposit the Cash Shortfall into IPA BVI’s bank account once the amount is determined.

Within 150 days of the First Closing, VGE shall prepare and file with the Securities and Exchange Commission ("SEC") a registration statement covering the resale of all or such maximum portion of VGE common stock issued pursuant to the Purchase Agreement as permitted by SEC regulations ("Registration Statement") that are not then registered on an effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415.  Alternatively, VGE shall register its common stock on a registration statement on Form 10.  VGE shall use its best efforts to qualify its Common Stock for quotation on a trading market as soon as practicable, but in no event later than the 240th day after the closing of this Agreement or the 90th day after the effectiveness of the Registration Statement on Form S-1 registering some or all of VGE Common Stock or on Form 10.

Provided that the Second Closing has occurred, if VGE common stock is not listed on a trading market within 240 days after the First Closing, then VIASPACE will issue to Chang the number of shares of its common stock equivalent to $5,600,000. The stock price will be calculated as the average closing price of VIASPACE’s common stock during the 60 day period prior to and including the Second Closing Date.  In exchange, Chang shall return all shares of VGE common stock it received pursuant to the Purchase Agreement to the Company

Licensor and Chang each represents and covenants that at least 100 hectares of arable land in Guangdong province in China will be available for grass farming by IPA China within 12 months after the First Closing Date.  Any agreement regarding such land use rights shall grant the land use rights to IPA China, but shall be assignable to VGE at VGE’s option.  The term of such agreement, including possible renewals, shall be at least 10 years.